                                  SUPPLEMENT TO
                              OFFER TO PURCHASE BY
                             AIMCO PROPERTIES, L.P.
            OF UP TO 292.26 UNITS OF LIMITED PARTNERSHIP INTEREST OF
                       DAVIDSON DIVERSIFIED REAL ESTATE I
                            FOR $649 PER UNIT IN CASH


We will only accept a maximum of 292.26 units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person.

We will pay for accepted units promptly after expiration of the offer.

Our offer price will be reduced for any distributions made by your partnership since the date of the Offer to Purchase and prior to the expiration of our offer.

Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on August 27, 1999, unless we extend the deadline.

YOU WILL NOT PAY ANY PARTNERSHIP TRANSFER FEES IF YOU TENDER YOUR UNITS.

Our offer is subject to a minimum of 35% of the units being tendered.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE AND ON PAGE 1 HEREIN FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $649 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o Your general partner and the property manager of the residential property are affiliates of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o Although your partnership's agreement of limited partnership provides for termination in the year 2007, the prospectus pursuant to which the units were sold in 1983 indicated that the properties owned by your partnership might be sold within 3 to 7 years of their acquisition if conditions permitted.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

     If you desire to accept our offer, you should complete and sign the Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                 August 13, 1999

         We are offering to purchase up to 292.26 units, representing approximately 38.89% of the outstanding units of limited partnership interest in your partnership, for the purchase price of $649 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from July 30, 1999 until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 1999, this Supplement and in the accompanying letter of transmittal.

         If you tender your units in response to our offer you will not be obligated to pay any partnership transfer fees but will be obligated to pay any transfer taxes (see Instruction 8 to the letter of transmittal). We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is conditioned on a minimum of 35% of the units being tendered. However, certain other conditions do apply. See "The Offer Section 17. Conditions of the Offer," in the Offer to Purchase.

         Our offer will expire at 5:00 P.M., New York City time, on August 27, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after September 30, 1999.

         Our Offer to Purchase is amended and supplemented as follows:

         1. The text under "The Offer - Section 9. Background and Reasons for the Offer - Valuation of Units" is hereby replaced in its entirety by inserting the following in lieu thereof:

         We determined our offer price by estimating the value of each property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to your partnership's annual property income. A capitalization rate is a percentage (rate of return), commonly applied by purchasers of residential real estate to property income to determine the present value of income property. The lower the capitalization rate utilized the higher the value produced, and the higher the capitalization rate utilized the lower the value produced. We used your partnership's property income for the fiscal year ended December 31, 1998. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25% The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value.

         Property income is the difference between the revenues from the property and related costs and expenses, excluding income derived from sources other than its regular activities and before income deductions. Income deductions include interest, income taxes, prior-year adjustments, charges to reserves, write-off of intangibles, adjustments arising from major changes in accounting methods and other material and nonrecurring items. In this respect, property income differs from net income disclosed in the partnership's financial statements, which does not exclude these income sources and deductions. The following is a reconciliation of your partnership's property income for the year ended December 31, 1998, to your partnership's net operating income for the same period.

Net Income (Loss)....................             $  (184,000)
Other Non-Operating Expense..........                 (87,000)
Depreciation.........................                 603,000
Interest.............................                 832,000
                                                  -----------
Property Income......................             $ 1,164,000

         Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher than our offer price. We determined our offer price as follows:

     o First, we estimated the value of the residential property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (property income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. We believe that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided the fiscal 1998 property income by the property's capitalization rate to derive an estimated gross property value as described in the following table. For the commercial property, we used the highest offer price, which is then discounted to reflect the uncertainties in closing a sale.

                                                  FISCAL 1998         CAPITALIZATION       ESTIMATED GROSS
                  PROPERTY                      PROPERTY INCOME            RATE            PROPERTY VALUE
                  --------                      ---------------       --------------       ---------------

Ashley Woods                                        $ 919,000               9.58%             $  9,600,000
Versailles on the Lake                                245,000               9.80%                2,500,000
                                                                                              ------------
      Estimated Total Gross Property Value                                                    $ 12,100,000

     o Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partner ship, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner (which is our subsidiary) or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $488,002. Closing costs, which are estimated to be 5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.

     o Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our offer price represents the per unit liquidation proceeds determined in this manner.

Gross valuation of partnership properties .................................         $  12,100,000
Plus:  Cash and cash equivalents...........................................               390,243
Plus:  Other partnership assets, net of security deposits..................             1,140,945
Less:  Mortgage debt, including accrued interest...........................           (10,379,576)
Less:  Accounts payable and accrued interest...............................               (53,831)
Less:  Other liabilities...................................................              (738,828)
                                                                                    -------------
Partnership valuation before taxes and certain costs.......................         $   2,458,954
Less:  Disposition fees....................................................                     0
Less:  Extraordinary capital expenditures and deferred maintenance.........            (1,365,952)
Less:  Closing costs.......................................................              (605,000)
                                                                                    -------------
Estimated net valuation of your partnership................................         $     488,002
Percentage of estimated net valuation allocated to holders of units........                  100%
                                                                                    -------------
Estimated net valuation of units...........................................         $     488,002
          Total number of units............................................                751.59
                                                                                    -------------
Estimated valuation per unit...............................................         $         649
                                                                                    -------------
Cash consideration per unit................................................         $         649
                                                                                    =============

         2. The text under "The Offer - Section 9. Background and Reasons for the Offer - Capital Replacement" is hereby replaced in its entirety by inserting the following in lieu thereof:

         Adjuster's International, Inc. ("AI") is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the properties in the ordinary course of its business by inspecting the properties, determining the physical condition of the properties and what repairs are needed and then estimating the cost of such repairs based upon its experience in making such estimates. AI was retained by us because of its experience in evaluating needed repairs of real property, and was paid $2,500 by us for its report(s). Such payments were not contingent upon completion of the offer. AI has no material relationship with us or our affiliates except for such reports. AI has conducted, is currently conducting and may in the future conduct similar analyses of other properties held by us and our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us.

         Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings.

         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


                  By Mail:                         By Overnight Courier:                        By Hand:

               P.O. Box 2065                         111 Commerce Road                      111 Commerce Road
       S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                                Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                          For information, please call:

                            TOLL FREE: (888) 349-2005